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                             August 5, 2022

       Chris Anthony
       Co-Chief Executive Officer
       Aptera Motors Corp
       5818 El Camino Real
       Carlsbad, CA 92008

                                                        Re: Aptera Motors Corp
                                                            Post-Qualification
Amendment to Form 1-A
                                                            Filed July 13, 2022
                                                            File No. 024-11479

       Dear Mr. Anthony:

              We have reviewed your amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post Qualification Amendment to Form 1-A filed July 13, 2022

       General

   1.                                                   We note that Item 4 of
Part I indicates that you propose to offer up to 3,330,165 shares at
                                                        $10.50 with a maximum
of over $32 million. Additionally, Item 6 of Part I indicates that the company received
$42,533,272 in consideration from what appears to be securities issued pursuant to
Regulation A. Please tell us how the offering does not exceed the $75 million offering limit
in Rule 251(a)(2). Please note that for purposes of calculating the maximum offering
amounts permissible under Rule 251(a)(2), an issuer must reduce the maximum offering amount
sought to be qualified by the amount which such issuer has
                                                        sold during the
previous 12-month period.
 Chris Anthony
FirstName  LastNameChris Anthony
Aptera Motors  Corp
Comapany
August     NameAptera Motors Corp
       5, 2022
August
Page 2 5, 2022 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Herbers at 202-551-8028 or Sherry Haywood at 202-551-3345
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Jamie Ostrow